As filed with the Securities and Exchange Commission on September 18, 2002

Registration No. 333-91726

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 3
TO

FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

CHAMPION ENTERPRISES, INC.
(Exact name of Registrant as specified in its charter)

Michigan (State or other jurisdiction of incorporation or organization)	38-2743168 (I.R.S. Employer Identification No.)

2701 Cambridge Ct., Suite 300
Auburn Hills, Michigan 48326
(248) 340-9090
(Address, including zip code, and telephone number,
including area code, of Registrant’s principal executive offices)

John J. Collins, Jr., Esq.
Senior Vice President, General Counsel and Secretary
Champion Enterprises, Inc.
2701 Cambridge Ct., Suite 300
Auburn Hills, Michigan 48326
(248) 340-9090
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

copy to:

D. Richard McDonald, Esq.
Dykema Gossett PLLC
39577 Woodward Avenue, Suite 300
Bloomfield Hills, MI 48304

     Approximate date of commencement of proposed sale to public: From time to time after this Registration Statement is declared effective.

     If the only securities being registered on this Form are being offered pursuant to dividend or investment plans, please check the following box.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or reinvestment plans, check the following box.

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.

     The Registrant hereby amends this registration statement on such dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS

CHAMPION ENTERPRISES, INC.

5,000,000 SHARES OF
COMMON STOCK, $1 PAR VALUE

     This prospectus offers up to 5,000,000 shares of common stock of Champion Enterprises, Inc. that may be sold from time to time in the market or in other transactions by a certain selling shareholder named in this prospectus. No underwriters are involved in any sale of stock under this prospectus.

     Our common stock is traded on the New York, Chicago and Pacific Stock Exchanges under the trading symbol “CHB.” On September 17, 2002, the closing price for the common stock as traded on the New York Stock Exchange was $2.63.

     Investing in our common stock involves risks. See “Risk Factors” on page 3.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus is September 20, 2002

     No dealer, salesman or other person has been authorized to give any information or to make any representation other than as contained in this Prospectus in connection with the offering described in this Prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by Champion Enterprises, Inc. Neither the delivery of this Prospectus nor any sale made under this Prospectus shall under any circumstances create an implication that there has been no change in the affairs of Champion since the date of this Prospectus. This Prospectus does not constitute any offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation.

ABOUT THIS PROSPECTUS
WHERE YOU CAN FIND MORE INFORMATION
USE OF PROCEEDS
RISK FACTORS
CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS
CHAMPION ENTERPRISES, INC.
DESCRIPTION OF COMMON STOCK
DESCRIPTION OF PREFERRED STOCK AND WARRANT
SELLING SHAREHOLDER
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
Consent of PricewaterhouseCoopers LLP

ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission. This prospectus provides you with a general description of the securities we may offer. The securities may be sold from time to time by the selling shareholder named in this prospectus.

WHERE YOU CAN FIND MORE INFORMATION

     Champion Enterprises, Inc. files reports, proxy statements, and other information with the SEC. Such reports, proxy statements, and other information concerning Champion can be read and copied at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The SEC maintains an internet site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including Champion. Champion’s common stock is listed on the New York Stock Exchange, the Chicago Stock Exchange, and the Pacific Stock Exchange under the trading symbol “CHB.” These reports, proxy statements, and other information are also available for inspection at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005 and the Pacific Stock Exchange, 301 Pine Street, San Francisco, California 94104.

     This prospectus is part of a registration statement filed with the SEC by Champion. The full registration statement can be obtained from the SEC as indicated above, or from Champion.

     The SEC allows Champion to “incorporate by reference” the information it files with the SEC. This permits Champion to disclose important information to you by referencing these filed documents. Any information referenced in this way is considered part of this prospectus, and any information filed with the SEC subsequent to this prospectus will automatically update and supersede this information. Champion incorporates by reference the documents listed below which have been filed with the SEC:

•	Annual Report on Form 10-K for the year ended December 29, 2001

•	Quarterly Report on Form 10-Q for the quarterly period ended March 30, 2002

•	Quarterly Report on Form 10-Q for the quarterly period ended June 29, 2002

•	Current Reports on Form 8-K filed February 13, 2002, March 25, 2002, April 5, 2002 (three filings), April 17, 2002 (two filings), April 25, 2002, May 16, 2002, May 23, 2002, June 18, 2002, June 27, 2002, July 17, 2002, August 8, 2002 and August 14, 2002

•	Amendment to Current Reports on Form 8-K/A filed on August 19, 2002 (two filings)

     Champion incorporates by reference any future filings made with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities and Exchange Act of 1934 from the date of this prospectus until the termination of the offering of the securities covered by this prospectus.

     Any statement contained in a document incorporated by reference in this registration statement will be considered to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this registration statement or in any subsequently filed document that is incorporated by reference modifies or supersedes such statement. Any statement that is modified or superseded will not, except as so modified or superseded, constitute a part of this prospectus.

     Champion will provide without charge, upon written or oral request, a copy of any or all of the documents which are incorporated by reference in this prospectus, including any exhibits which are specifically incorporated by reference into such documents. Requests should be directed to John J. Collins, Jr., Senior Vice President, General Counsel and Secretary at our principal executive offices, located at 2701 Cambridge Ct., Suite 300, Auburn Hills, Michigan 48326 (telephone number: (248) 340-9090).

RISK FACTORS

     An investment in our common stock involves risk. You should carefully consider the risk factors included in our most recently filed Form 10-K and our other SEC filings.

USE OF PROCEEDS

     The selling shareholder will receive all of the proceeds from the sale of the common stock offered under this prospectus.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

     Some statements incorporated by reference in this document constitute forward-looking statements as such term is defined in Section 27A of the Securities Act and Section 21E of the Securities Exchange Act. These statements are subject to certain factors that could cause actual results to differ materially from those projected in the forward-looking statements. These factors are discussed in and are incorporated by reference to our most recently filed Form 10-K and other SEC filings, in each case under the section entitled “Forward Looking Statements.”

CHAMPION ENTERPRISES, INC.

Our Business

     Champion Enterprises, Inc. is the world’s largest homebuilder. After completion of our restructuring announced on August 8, 2002, we will have 39 manufacturing facilities in 16 states and two Canadian provinces. Since we were founded in 1953, we have built more than 1.5 million homes. The homes are constructed in a quality-controlled environment at our off-site manufacturing facilities, sold through our national retailer network, then transported to the home site.

     We are also one of the industry’s leading retailers. After completion of the restructuring announced on August 8, 2002, we will be operating 117 retail housing centers in 24 states. In addition, our homes are sold through approximately 3,000 independent retail locations, including approximately 600 retail locations that have joined our Champion Home Center retailer program.

     Through HomePride Finance Corp., our finance business, we operate our manufactured housing consumer loan origination business. Champion Development Corp., our development arm, is one of the nation’s leading manufactured housing community developers, with investments in 16 developments in seven states.

     Champion has approximately 9,000 employees. Our principal executive offices are located at 2701 Cambridge Court, Suite 300, Auburn Hills, Michigan 48326. Our telephone number is (248) 340-9090. Our web site is www.championhomes.net. The information contained on our web site is not incorporated by reference in this prospectus.

Recent Developments

     In April 2002, one of our subsidiaries issued $150 million of Senior Notes due 2007 with interest payable semi-annually at an annual rate of 11.25%. These notes contain covenants, which among other things limit our ability to incur additional indebtedness, issue additional redeemable preferred stock, pay dividends on or repurchase common stock, make certain investments and incur liens on assets. The debt incurrence covenant in the notes currently limits additional debt to a working capital line of credit up to a borrowing base equal to 60% of otherwise unencumbered inventories and 75% of otherwise unencumbered accounts receivable; warehouse financing meeting certain parameters up to $200 million; other debt up to $30 million; and ordinary course indebtedness that includes non-speculative hedging obligations, floor plan financing, letters of credit, surety bonds, bankers’ acceptances, repurchase agreements related to retailer floor plan financing and guaranties of additional debt otherwise permitted to be incurred. The resulting effect at June 29, 2002, on our working capital line of credit is a limit of approximately $125 million of which no more than approximately $95 million could be secured debt.

     In April 2002, we also arranged a $150 million warehouse facility using a Receivables Purchase Agreement executed by and among GSS HomePride Corp., a consolidated third party special purpose entity; HomePride Finance Corp., an indirectly wholly-owned subsidiary of Champion Enterprises, Inc.; The CIT Group/Sales Financing, Inc.; Greenwich Funding Corp.; and Credit Suisse First Boston, New York Branch. Other financial institutions may be added to the facility as lenders in the future. HomePride Funding Corp., a wholly-owned subsidiary of HomePride Finance Corp., acquires consumer loans from HomePride Finance Corp., then may sell such loans to GSS HomePride Corp. Under the warehouse facility, GSS HomePride Corp. sells pools of these consumer loans to Greenwich Funding Corp. and/or Credit Suisse First Boston in exchange for 76% to 78% of the face value of the loans plus specified residual interests in cash flows from the loans. GSS HomePride Corp. also retains various take-out rights through which it may repurchase loans sold through the facility.

     GSS HomePride Corp. is a wholly-owned subsidiary of Global Securitization Services, LLC, an unrelated Delaware limited liability company. GSS HomePride Corp. is a bankruptcy-remote entity that takes title to the loans it purchases and is able to sell them, unencumbered, to Greenwich Funding Corp. and/or CSFB. As such, GSS HomePride Corp. facilitates Greenwich Funding Corp. and CSFB taking clear title to the consumer loans. HomePride Finance Corp. and The CIT Group/Sales Financing, Inc. are party to the facility in their capacities as consumer loan servicer and sub-servicer, respectively. Greenwich Funding Corp. is the lending conduit that is designed to finance the warehouse facility borrowings through commercial paper issuance. Credit Suisse First Boston, New York Branch, provides back-up lending to Greenwich Funding Corp. and serves as Agent of the facility.

     The warehouse facility has a term of one year and contains covenants that require our maintenance of minimum interest coverage ratios and tangible net worth, as defined therein; certain minimum unsecured debt ratings from two of the national ratings agencies; and that we perform certain other duties thereunder. In the third quarter of 2002, the consolidated third party special purpose entity entered into waiver agreements to cure noncompliance with the minimum interest coverage ratio covenant for the quarter ended June 29, 2002 and to cure noncompliance with, and lower, the minimum tangible net worth covenant requirement through September 29, 2002.

     We will need to obtain amendments to the performance covenants of the $150 million warehouse facility in order to ensure our continuing compliance and we expect to obtain such amendments by September 28, 2002. If we cannot obtain such amendments, we would be in default under the facility. Also, if our operating results do not improve we may again not comply with one or more of the covenants, which, if not cured or amended, would result in default under the facility. In an event of default, the agent bank could discontinue making further advances under the facility and enact alternate “waterfall” provisions that would reduce or eliminate current payments to the consolidated third party special purpose entity from the underlying consumer loans. If the agent were to discontinue further advances, we would seek other sources of capital for its consumer finance operations.

     In September 2002, Moody’s Investors Service (“Moody’s) placed a negative outlook on our senior implied credit rating and the ratings on our Senior Notes due 2007 and Senior Notes due 2009. This rating action, combined with an amendment entered into by the consolidated third party special purpose entity on the $150 million warehouse facility in September 2002, triggered a reduction in the loan selling price range under the $150 million warehouse facility from 83% to 85% down to 76% to 78%. As a result, for every $10 million of loans sold by GSS HomePride Corp. into the warehouse facility, initial proceeds will be $700,000 less than before the loan selling price range reductions. In August 2002, Standard & Poor’s announced that they have placed under review, for possible downgrade, our senior implied credit rating and the ratings on our Senior Notes due 2007 and Senior Notes due 2009. A negative rating action by either Moody’s or Standard & Poor’s could cause a default under the $150 million warehouse facility. A negative ratings action also could affect our ability to obtain or maintain various forms of business credit, including but not limited to letters of credit, surety bonds, trade payables and floor plan financing, or could result in our having to place additional collateral related thereto.

     We have a $15 million floor plan financing facility that contains a covenant requiring us to maintain minimum earnings before interest, taxes, depreciation and amortization (EBITDA), as defined. We expect not to be in compliance with this covenant for the quarter ending September 28, 2002 and we are seeking an amendment to cure the noncompliance. We expect to obtain this amendment by September 28, 2002. If we do not obtain such amendment, the lender could terminate the credit line and cause the debt to become immediately due and payable. As of July 31, 2002, we had approximately $1.7 million outstanding under this facility.

     In August 2002, our largest surety bond provider notified us that it is no longer willing to support our surety bond needs at the current level or terms. The related surety bonds total $20.8 million as collateral for our self-insurance program and approximately $14.2 million for general operating purposes. We have previously provided $9.6 million of cash collateral and $3.1 million of letter of credit collateral in support of these surety bonds. We have proposed a collateral increase in order to retain these surety bond programs with the current provider. If we cannot retain our current provider, we will seek alternative providers. The inability to retain our current provider or obtain alternative bonding sources could have a negative impact on our liquidity of up to $22 million.

     In response to continued negative information about the economy, consumer and floor plan financing availability for the industry, high industry repossession levels, recent reductions in industry shipments and incoming order rates at our manufacturing facilities, on August 8, 2002, we announced the closing or consolidation of 64 retail sales centers and seven homebuilding facilities across the country. These closures represent 35% of our current retail operations and 15% of our manufacturing facilities. The closure of 64 additional retail locations reduces the total number of our retail locations to 117. Third quarter pre-tax charges for the retail and manufacturing closures will total approximately $44.1 million, consisting primarily of non-cash fixed asset impairment charges of $24.5 million, inventory write downs of $6.8 million, severance costs of $4.3 million, additional warranty costs of $3.5 million, and retail lease termination and other costs of $5.0 million. As a result of these closures, employee reductions are estimated at 1,500, or 15% of the total workforce.

DESCRIPTION OF COMMON STOCK

     Our authorized capital stock is 120,000,000 shares of common stock, $1.00 par value, and 5,000,000 shares of preferred stock, no par value. At August 2, 2002, 49,161,188 shares of common stock, 20,000 shares of Series B-1 Cumulative Convertible Preferred Stock, and 25,000 shares of Series C Cumulative Convertible Preferred Stock were outstanding. In addition to the summary of our common stock that follows, we encourage you to review our articles of incorporation and bylaws, which we have filed with the SEC.

     Holders of our common stock are entitled to one vote for each share held of record on all matters on which shareholders are generally entitled to vote. The vote of the holders of a majority of the stock represented at a meeting at which a quorum is present is generally required to take shareholder action, unless a greater vote is required by law. Directors are elected by a plurality of the votes cast at any election and there is no cumulative voting of shares.

     Holders of common stock have no preemptive rights. Subject to the applicable laws and the rights of the holders of the preferred stock, holders of common stock are entitled to such dividends as may be declared by our board of directors. The common stock is not entitled to any sinking fund, redemption or conversion provisions. Upon our dissolution, liquidation or winding up, the holders of our common stock are entitled to share ratably in our net assets remaining after the payment of all creditors and liquidation preferences of preferred stock. The outstanding shares of common stock are duly authorized, validly issued, fully paid and nonassessable.

DESCRIPTION OF PREFERRED STOCK AND WARRANT

     On July 3, 2001, we completed the sale of 20,000 shares of our Series B-1 Cumulative Convertible Preferred Stock, no par value per share, and on April 2, 2002, we completed the sale of 25,000 shares of our Series C Cumulative Convertible Preferred Stock, no par value per share to Fletcher International, Ltd., a Bermuda company.

     The following description of the Series B-1 Preferred Stock, Series C Preferred Stock, and the warrant issued in connection with the issuance of the Series C Preferred Stock is qualified in its entirety by reference to the first amended and restated certificate of rights and preferences relating to the Series B-1 Preferred Stock, the certificate of rights and preferences relating to the Series C Preferred Stock, the warrant certificate dated as of April 2, 2002, respectively, and each of our agreements dated as of June 29, 2001 and March 29, 2002 with Fletcher International, Ltd., which have been filed as exhibits to our Current Report on Form 8-K, dated July 3, 2001, filed with the SEC on July 9, 2001, and our Current Report on Form 8-K, dated April 2, 2002, filed with the SEC on April 5, 2002. The following description presents all of the material provisions of the applicable certificate of rights and preferences and the warrant certificate.

     Cumulative dividends are payable on the Series B-1 and Series C Preferred Stock quarterly in arrears. The dividend rate is 5% per annum, based on the stated value of $1,000 per share of Series B-1 or Series C Preferred Stock. Subject to certain conditions specified in the certificate of rights and preferences for each series, dividends payable on the Series B-1 and Series C Preferred Stock may be paid at our option either in cash or by issuing shares of our registered common stock. The number of shares of our common stock to be issued as dividends is determined by dividing the cash amount of the dividend otherwise payable by the market value of the common stock determined in accordance with the provisions of the applicable certificate of rights and preferences. If we fail to pay any dividends when due, those dividends will accumulate and accrue additional dividends at the then existing dividend rate.

     Unless all accumulated dividends on the Series B-1 and Series C Preferred Stock have been paid in full and dividends for the next four dividend periods have been designated and set aside, and for all outstanding shares of Series B-1 and Series C Preferred Stock, an additional dividend is paid such that the Series B-1 and Series C Preferred Stock participate on an as converted basis, we will not declare as pay any dividends on our common stock or any other of our securities ranking junior to the Series B-1 or Series C Preferred Stock with respect to dividends and distributions on liquidation or having a priority equal to the Series B-1 or Series C Preferred Stock with respect to dividends and distributions on liquidation ("Parity Securities"), except for dividends on any Series B Preferred Stock or the Series C Preferred Stock and, with the exception of any Series B Preferred Stock, no shares of stock ranking junior or having an equal priority may be purchased or otherwise redeemed by us.

     If we are in arrears in the payment of dividends on any Series B or Series C Preferred Stock in an aggregate amount equal to more than two quarterly dividends, the dividend rate on the Series B-1 and Series C Preferred Stock will be 15% per annum until all accrued and unpaid dividends are paid in full. We are currently not in arrears in the payment of dividends on any Series B or Series C Preferred Stock.

     Upon our liquidation, after the payment or provision for payment of all of our debts and other liabilities and the liquidation preference of any senior securities, the holders of the Series B-1 and Series C Preferred Stock will be entitled to receive the greater of (1) $1,000 per share plus accrued but unpaid dividends before the holders of any junior securities receive any payment or (2) the amount the holders would have received if the holders had converted all outstanding shares of Series B-1 or Series C Preferred Stock into common stock immediately prior to the date of the liquidation. The holders of all of our other capital stock junior to the Series B-1 and Series C Preferred Stock, including the holders of our common stock, will receive all liquidating distributions after the holders of the Series B-1 and Series C Preferred Stock have received their stated amounts with respect to liquidating distributions.

     Generally, neither the Series B-1 nor the Series C Preferred Stock will have voting rights on ordinary corporate matters, except as required by Michigan law. With respect to the Series B-1 Preferred Stock, on any date before and excluding January 4, 2003, if there is outstanding at least $20,000,000 (based upon a value equal to $1,000 per share plus any accrued and unpaid dividends) of Series B-1 Preferred Stock, approval of a majority of the Series B-1 Preferred Stock will be required before we can authorize, create or issue any shares of capital stock having a priority equal or senior to the Series B-1 Preferred Stock with respect to dividends or distributions upon liquidation. With respect to the Series C Preferred Stock, on any date before and excluding September 29, 2003, if there is outstanding at least $25,000,000 (based upon a value equal to $1,000 per share plus any accrued and unpaid dividends) of Series C Preferred Stock, approval of a majority of the Series C Preferred Stock will be required before we can authorize, create or issue any shares of capital stock having a priority equal or senior to the Series C Preferred Stock with respect to dividends or distributions upon liquidation.

     The holders of the Series B-1 and Series C Preferred Stock also will vote separately as a class and the approval of a majority of such series will be required to (a) amend, alter, or repeal the provisions of our articles of incorporation, including the applicable certificate of rights and preferences, or bylaws so as to change any of the rights, preferences or privileges of the applicable series, (b) permit any of our subsidiaries to issue or sell any of its securities, except to us or one of our wholly-owned subsidiaries, (c) increase or decrease, other than by redemption or conversion, the total number of authorized shares of our preferred stock or (d) amend any provisions of any our stock with a priority equal or senior to the applicable series with respect to dividends or distributions on liquidation so as to make such capital stock redeemable by us.

     The holders of the Series B-1 Preferred Stock will have the right to convert all or any part of the Series B-1 Preferred Stock into common stock at a price of $13.854 per share. For purposes of any conversion, each share of Series B-1 Preferred Stock will have a value equal to $1,000, plus any accrued and unpaid dividends.

     Holders of Series B-1 Preferred Stock also have the right to redeem, from time to time, all or part of the Series B-1 Preferred Stock on terms set forth in the first amended and restated certificate of rights and preferences for the Series B-1 Preferred Stock. On March 29, 2004, we must redeem all Series B-1 Preferred Stock. We may, at our sole option, deliver cash or shares of registered (or, in some instances, unregistered) common stock in satisfaction of our redemption obligations, subject to certain limitations.

     The holders of the Series C Preferred Stock will have the right to convert all or any part of the Series C Preferred Stock into common stock at a price of $9.6295 per share until and excluding June 29, 2003 or thereafter at a conversion price equal to 115% of the average market price of our common stock, calculated in accordance with the certificate of rights and preferences for the Series C Preferred Stock, as of June 29, 2003. The conversion price shall not be less than $5.6644 nor more than $10.8332, although these minimum and maximum conversion prices are subject to adjustment for stock splits, recombinations, stock dividends and the like. For purposes of any conversion, each share of Series C Preferred Stock will have a value equal to $1,000, plus any accrued and unpaid dividends. We have the right to cause the conversion of all but not less than all of the Series C Preferred Stock into common stock at any time on or after March 29, 2004 if the average market price (as defined in the certificate) of the common stock exceeds 200% (or less, over time) of the conversion price on at least 30 consecutive business days.

     Holders of Series C Preferred Stock also have the right to redeem, from time to time, all or part of the Series C Preferred Stock beginning March 29, 2004 on terms set forth in the certificate of rights and preferences for the Series C Preferred Stock . On April 2, 2009, we must redeem all Series C Preferred Stock. We may, at ours sole option, deliver cash or shares of registered (or, in some instances, unregistered) common stock in satisfaction of such April 2, 2009 redemption obligation.

     The holders of Series B-1 and Series C Preferred Stock have certain rights if we are involved in a business combination. In a business combination, we may elect to acquire the Series B-1 and Series C Preferred Stock at the closing of the transaction in exchange for the stock and other securities, cash and property such holder would have received if the Series B-1 or Series C Preferred Stock had been redeemed or converted into common stock prior to the transaction, plus a premium cash payment ranging from 0% to 50% of the stated value of the Series B-1 or Series C Preferred Stock (plus any accrued and unpaid dividends), based upon the length of time remaining until the seventh anniversary of the date of issuance of the Series B-1 or Series C Preferred Stock, respectively.

     If we do not elect to acquire the Series B-1 or Series C Preferred Stock at the closing of the business combination, then each holder of the applicable series has the right to elect to receive either or a combination of (a) the stock and other securities, cash and property which the holder would have received had the holder converted or redeemed its preferred stock into common stock immediately before the transaction, (b) shares of common stock of the acquiring person or its parent company, as elected by the holders, according to formulas contained in the appropriate certificate of rights and preferences, which take into account various factors, including the acquisition price for our common stock, the conversion price for the Series B-1 or Series C Preferred Stock, as applicable, the redemption amount for the Series B-1 or Series C Preferred Stock, as applicable, the market price of the common stock of the acquiring person or its parent, and the market price of our common stock, or (c) cash in an amount equal to 133% of the stated value of the Series B-1 or Series C Preferred Stock, as applicable, (plus all accrued but unpaid dividends). This cash payment would be paid by the acquiring person and not us. The acquiring person also would be required to assume, in writing, our obligations under each of the certificates of rights and preferences, each of the agreements pursuant to which the Series B-1 and Series C Preferred Stock were issued and the warrant certificate.

     On April 2, 2002, we also issued a warrant to Fletcher International, Ltd. to purchase up to 2,245,094 shares of our common stock, subject to adjustment under specified circumstances. The warrant is exercisable on a net exercise basis only in whole or in part at any time on or prior to April 2, 2009 at a current exercise price of $10.02 per share, which is equal to 150% of the average price for Champion’s common stock over the 90-business-day period following March 29, 2002. The exercise price will increase by $0.75 on each anniversary of March 29, 2002 and is subject to other adjustments. Although the warrant may be exercised in part, it must be exercised for no fewer than 250,000 shares of common stock at a time.

SELLING SHAREHOLDER

     The 5,000,000 shares of our common stock offered by this prospectus are being offered for the account of the selling shareholder, Fletcher International, Ltd. These shares consist of shares of our common stock issuable upon conversion or redemption of our Series B-1 Cumulative Convertible Preferred Stock and as dividends on the Series B-1 Cumulative

Convertible Preferred Stock within one year following the effective date of the Registration Statement of which this prospectus is a part.

     The following table provides certain information with respect to the selling shareholder, including the selling shareholder’s beneficial ownership of our common stock as of June 28, 2002, and as adjusted to give effect to the sale of the shares offered by this prospectus. The shares of common stock offered by this prospectus may be offered from time to time by the selling shareholder named below or its nominees.

Name and Address	Shares of Common Stock Owned Prior to Offering(1)	Shares of Common Stock Offered by this Prospectus(2)	Shares of Common Stock Owned After Offering

Fletcher International, Ltd. c/o A. S. & K. Services, Ltd. Cedar House, 41 Cedar Ave Hamilton HN EX, Bermuda	6,544,904	2,745,895	3,799,009

(1)	Includes, in addition to 120,100 shares of our common stock owned by the selling shareholder on June 28, 2002, (a) 2,745,895 shares of our common stock issuable upon redemption of our Series B-1 Cumulative Convertible Preferred Stock, (b) 2,596,189 shares of our common stock issuable upon conversion of our Series C Cumulative Convertible Preferred Stock, and (c) 1,082,720 shares of our common stock issuable pursuant to a warrant issued in favor of the selling shareholder dated April 2, 2002, without giving effect to any possible adjustments or the restriction that the warrant may only be exercised on a net exercise basis. Pursuant to the terms of the agreement by which the selling shareholder acquired the Series C Cumulative Convertible Preferred Stock and the warrant to purchase common stock, the shares of Series B Cumulative Convertible Preferred Stock and Series C Cumulative Convertible Preferred Stock are convertible or redeemable and the warrant is exercisable only to the extent that the number of shares of our common stock issuable upon such conversion, redemption or exercise, together with the number of shares otherwise beneficially owned by the selling shareholder, would not exceed 4,720,000 shares of our common stock. The selling shareholder may increase this amount to any number 65 days after delivering a notice to us.

(2)	The actual number of shares of our common stock offered by this prospectus and included in the Registration Statement of which this prospectus is a part includes, pursuant to Rule 416 under the Securities Act of 1933, an additional number of shares of our common stock which may be issuable with respect to the Series B-1 Cumulative Convertible Preferred Stock to prevent dilution resulting from stock splits, stock dividends or other similar transactions.

     The securities listed above include outstanding securities held in one or more accounts managed by Fletcher Asset Management, Inc. (“FAM”) for the selling shareholder. FAM is an investment adviser to the selling shareholder and is registered under Section 203 of the Investment Advisors Act of 1940, as amended. Pursuant to an investment advisory agreement between FAM and the selling shareholder, FAM has the authority to vote and dispose of the securities in these accounts. By reason of the provisions of Rule 13d-3 under the Securities Exchange Act of 1934, the selling shareholder and FAM may each be deemed to own beneficially the securities registered under the Registration Statement of which this prospectus is a part. In addition, by virtue of Alphonse Fletcher, Jr.’s position as Chairman and Chief Executive Officer of FAM, Mr. Fletcher may be deemed to have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, these securities. Therefore, Mr. Fletcher may be deemed to be the beneficial owner of the securities.

     There is no affiliation, under Rule 405 of the Securities Act of 1933, between either us and the selling shareholder or between the selling shareholder and any of our affiliates.

PLAN OF DISTRIBUTION

     We are registering all 5,000,000 shares on behalf of the selling shareholder. We will not receive any of the proceeds from sales by the selling shareholder of the offered shares of common stock. The selling shareholder named in the table above or pledgees, donees, transferees or other successors-in-interest selling shares received from the selling shareholder as a gift, distribution or other non-sale related transfer after the date of this prospectus may sell the shares at different times under this prospectus. The selling shareholder will act independently of us in making decisions for the timing, manner and size of each sale. The sales may be made on one or more exchanges or quotation systems or in the over-the-counter market or in other transactions, at prices and at terms then prevailing or at prices related to the then current market price, or at otherwise negotiated prices.

     The shares may be sold by one or more of, or a combination of, the following in addition to any other method permitted under this prospectus:

•	a block trade in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchase by a broker-dealer as principal and resale by this broker-dealer for its account;

•	an exchange or quotation system sale that complies with the rules of the exchange or quotation system;

•	an ordinary brokerage transaction or a transaction in which the broker solicits purchasers;

•	a privately negotiated transaction;

•	an underwritten offering;

•	by pledge to secure debts and other obligations;

•	to cover hedging transactions (other than short sales) made pursuant to this prospectus;

•	by a combination of the above methods of sale.

     If required, this prospectus may be amended or supplemented on a continual basis to describe a specific plan of distribution. In effecting sales, broker-dealers engaged by the selling shareholder may arrange for other broker-dealers to participate in the resales. The selling shareholder may enter into hedging transactions with broker-dealers relating to distributions of the shares or other transactions, but may not engage in short sales. The selling shareholder may enter into option or other transactions with broker-dealers that require the delivery to the broker-dealer of the shares. The broker-dealer may then resell or transfer these shares through this prospectus. The selling shareholder may also loan or pledge the shares to a broker-dealer. The broker-dealer may sell the shares which are loaned, or upon a default the broker-dealer may sell the pledged shares by use of this prospectus. Some or all of the shares offered in this prospectus also may be sold to or through an underwriter or underwriters. Any shares sold in that manner will be acquired by the underwriters for their own accounts and may be resold at different times in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. These shares may be offered to the public through underwriting syndicates represented by one or more managing underwriters or may be offered to the public directly by one or more underwriters. Any public offering price and any discounts or concessions allowed or disallowed or paid to dealers may be changed at different times.

     Underwriters, broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from the selling shareholder. Underwriters, broker-dealers or agents may also receive compensation from the purchasers of the shares for whom they act as agents or to whom they sell as principals, or both. Compensation for or to a particular underwriter or broker-dealer might be in excess of customary commissions and will be in amounts to be negotiated at the time of the sale. Underwriters, broker-deals or agents and any other participating broker-deals or the selling shareholders may be considered to be underwriters within the meaning of section 2(11) of the Securities Act relating to the sales of the shares. Underwriters are defined in this section as any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security, or participates or has a direct or indirect participation in any undertaking, or participates or has a participation in the direct or indirect underwriting of any undertaking. Any commission, discount or concession received by them and any profit on the resale of the shares purchased by them may be considered to be underwriting discounts or commissions under the Securities Act. Because selling shareholders may be considered to be underwriters within the meaning of section 2(11) of the Securities Act, the selling shareholders may be subject to the prospectus delivery requirements of the Securities Act. Neither the delivery of any prospectus, or any prospectus supplement, nor any other action taken by Champion, the selling shareholder or any purchaser relating to the purchase or sale of shares under this prospectus shall be considered or treated as an admission that any of them is an underwriter within the meaning of the Securities Act relating to the sale of any shares. Additionally, any securities covered by this prospectus that qualify for sale through Rule 144 under the Securities Act may be sold under Rule 144 rather than through this prospectus.

     The shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities law. Additionally, in some states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

     Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the shares may not engage in market-making activities for our common stock during some restricted periods. Additionally, the selling shareholder will be subject to applicable provisions of the Exchange Act and the associated rules and regulations under the Exchange Act, including Regulation M, that may limit the timing of purchases and sales of shares of our common stock by the selling shareholder. We will make copies of this prospectus available to the selling shareholder and have informed the selling shareholder of the need for delivery of copies of this prospectus to purchasers at or before the time of any sale of the shares.

     We will file a supplement to this prospectus, if required, pursuant to Rule 424(b) under the Securities Act upon being notified by a selling shareholder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer. This supplement will disclose:

•	the name of each selling shareholder and of the participating broker-dealer(s),

•	the number of shares involved,

•	the price at which these shares were sold,

•	the commissions paid or discounts or concessions allowed to the broker-dealer(s), where applicable,

•	that the broker-dealer(s) did not conduct any investigation to verify the information in this prospectus or incorporated by reference into this prospectus, and

•	other facts material to the transaction.

     We will bear all costs, expenses and fees for the registration of the shares. The selling shareholder will bear all commissions and discounts, if any, attributable to their individual sales of the shares. The selling shareholder may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against some liabilities, including liabilities arising under the Securities Act.

LEGAL MATTERS

     Legal matters relating to the validity of the securities being offered by this prospectus have been passed upon for Champion by Dykema Gossett PLLC, Bloomfield Hills, Michigan.

EXPERTS

     The financial statements for the year ended December 29, 2001, incorporated in this prospectus by reference to our Current Report on Form 8-K, dated June 27, 2002, have been so incorporated in reliance on the report of PricewaterhouseCoopers, LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 16.        Exhibits

     A list of exhibits included as part of this Registration Statement is set forth below.

23(a)	Consent of PricewaterhouseCoopers LLP

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, Champion Enterprises, Inc. certifies that it has reasonable grounds to believe that it meets the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Auburn Hills, in the State of Michigan on September 18, 2002.

CHAMPION ENTERPRISES, INC.

By:	* Name: Walter R. Young Title: President and Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities indicated on September 18, 2002.

* Walter R. Young	Chairman of the Board of Directors, President and Chief Executive Officer (Principal Executive Officer)

* Anthony S. Cleberg	Executive Vice President and Chief Financial Officer (Principal Financial Officer)

* Richard Hevelhorst	Vice President and Controller (Principal Accounting Officer)

* Robert W. Anestis	Director

* Eric S. Belsky	Director

* Selwyn Isakow	Director

* Ellen R. Levine	Director

* Brian D. Jellison	Director

* George R. Mrkonic	Director

* By:	/s/ John J. Collins, Jr. Attorney-in-fact

EXHIBIT INDEX

Exhibit No.	Description of Exhibits

23(a)	Consent of PricewaterhouseCoopers LLP